UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Contents

On February 27, 2024, Zhongchao Inc., a Cayman Islands exempt company (the “Company”) issued a press release announcing the extraordinary general meeting of shareholders held on February 20, 2024 approved the proposed 1-for-10 share consolidation of the Company’s ordinary shares of US$0.0001 par value each (the “Share Consolidation”).

Beginning with the opening of trading on February 29, 2024, the Company’s Class A ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “ZCMD,” but under a new CUSIP number of G9897X115. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every ten (10) Class A Ordinary Shares with a par value of US$0.0001 each will be consolidated into one (1) Class A Ordinary Share with a par value of US$0.001 each, and every ten (10) Class B Ordinary Shares with a par value of US$0.0001 each will be consolidated into one (1) Class B Ordinary Share with a par value of US$0.001 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors on January 9, 2024 and its shareholders on February 20, 2024.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Press Release dated February 27, 2024.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: February 27, 2024	By:	/s/ Weiguang Yang
Weiguang Yang Chief Executive Officer

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